Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Eyenovia, Inc. (the “Company”) on Form S-8 of our report dated March 31, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of the Company as of December 31, 2022 and 2021 and for each of the two years in the period ended December 31, 2022 appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2022.

As discussed in Note 2 and Note 9 to the financial statements, the Company has changed its method of accounting for leases in 2022 due to the adoption of the guidance in ASC Topic 842, Leases effective January 1, 2022.

/s/ Marcum llp

Marcum llp

New York, New York

June 27, 2023